EXHIBIT 11.1

Accountant’s Acknowledgement

RushNet, Inc. and Subsidiaries

Alpharetta, Georgia

We hereby agree to the inclusion in this offering circular of our report dated June 1, 2022, except for Note 17, as to which the date is June 16, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to the December 31, 2021 and 2020, consolidated financial statements of RushNet, Inc. and Subsidiaries.

Indianapolis, Indiana

June 16, 2022